ODDITY TECH LTD.

8 Haharash Street

Tel Aviv-Jaffa 6761304, Israel

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Conlon Danberg

ODDITY Tech Ltd.
Registration Statement on Form F-1
File No. 333-277850

March 12, 2024

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), ODDITY Tech Ltd. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective under the Securities Act at 4:45 p.m. (New York City time) on March 14, 2024, or as soon as practicable thereafter, or at such later time as our counsel, Cravath, Swaine & Moore LLP, may request via telephone call to the Commission.

In connection with this request, the Company acknowledges its obligations under the Securities Act.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Joseph D. Zavaglia or Nicholas A. Dorsey, counsel to the Company, at (212) 474-1724 or (212) 474-1764, respectively. The Company hereby authorizes Mr. Zavaglia and Mr. Dorsey to orally modify or withdraw this request for acceleration.

Very truly yours,

ODDITY Tech Ltd.

By:	/s/ Lindsay Drucker Mann
	Name:	Lindsay Drucker Mann
	Title:	Global Chief Financial Officer